EXHIBIT NO. 99-E


Certain Confidential Material Contained in this Document has been omitted and filed separately with the Securities and Exchange Commission Pursuant to Rule 24b-2 of the Securities Exchange Act of 1933, as amended.









                         KAMINE/BESICORP SYRACUSE L.P.
                              Financial Statements
                           December 31, 1997 and 1996
                  (With Independent Auditors' Report Thereon)

Independent Auditors' Report

The Partners
Kamine/Besicorp Syracuse L.P.:

We have audited the accompanying balance sheets of Kamine/Besicorp Syracuse L.P. as of December 31, 1997 and 1996, and the related statements of operations, partners' deficiency, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the general partners. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kamine/Besicorp Syracuse L.P. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.





February 24, 1998

                         KAMINE/BESICORP SYRACUSE L.P.
                                 Balance Sheets
                           December 31, 1997 and 1996


                           Assets                                  1997          1996


Current assets:
 Cash                                                          $  4,313,991     4,087,855
 Accounts receivable                                              2,659,189     3,140,890
 Other receivables                                                  284,133        89,319
 Prepaid expenses and other current assets                          796,627       848,614
                                                                -----------   -----------
     Total current assets                                         8,053,940     8,166,678
                                                                -----------   -----------
Plant and equipment - cogeneration facility (notes 3 and 4)     133,955,248   129,032,968
 Less accumulated depreciation                                   14,769,941    10,945,043
                                                                -----------   -----------
     Plant and equipment, net                                   119,185,307   118,087,925
                                                                -----------   -----------
 Deferred financing costs, less accumulated amortization of
  $2,769,773 and 2,026,509 at December 31, 1997 and 1996,
  respectively (note 4)                                           7,910,222     8,653,486
 Deferred fuel costs, less accumulated amortization of
  $13,268,928 and $9,131,070 at December 31, 1997 and 1996,
  respectively (note 6)                                          13,710,117    17,847,975
 Cash held in escrow (note 1)                                    10,752,980     9,413,071
 Other assets                                                       328,428       358,018
                                                                -----------   -----------
     Total other assets                                          32,701,747    36,272,550
                                                                -----------   -----------
     Total assets                                              $159,940,994   162,527,153
                                                                -----------   -----------
                                                                -----------   -----------
            Liabilities and Partners' Deficiency
Current liabilities:
 Loans payable - current (note 4)                                36,338,526    33,145,350
 Accounts payable                                                 3,825,910     6,427,021
 Retainage payable - construction (note 6)                               --        45,750
 Amounts due to related parties (note 7)                          2,587,790        53,064
 Accrued expenses and other current liabilities                      27,981       384,085
                                                                -----------   -----------
     Total current liabilities                                   42,780,207    40,055,270
 Loans payable, excluding current installments (note 4)         107,070,250   112,080,750
 Subordinated loans (note 6)                                     20,000,000    20,000,000
                                                                -----------   -----------
     Total liabilities                                          169,850,457   172,136,020
                                                                -----------   -----------
Partners' deficiency (note 2):
 General partners                                                (5,124,808)   (4,969,355)
 Limited partners                                                (4,784,655)   (4,639,512)
                                                                -----------   -----------
     Total partners' deficiency                                  (9,909,463)   (9,608,867)

Commitments (notes 4, 5, 6 and 9)                               -----------   -----------
     Total liabilities and partners' deficiency                $159,940,994   162,527,153
                                                                -----------   -----------
                                                                -----------   -----------
See accompanying notes to financial statements.


                         KAMINE/BESICORP SYRACUSE L.P.
                            Statements of Operations
                  Years ended December 31, 1997, 1996 and 1995


                                                      1997          1996            1995


Revenues (note 6)                                 $ 31,863,289    32,484,975      26,151,260
                                                   -----------   -----------     -----------
Operating expenses:
 Fuel (note 1)                                       2,913,941     4,434,907       2,447,715
 Operations and maintenance (note 6)                 1,124,594     1,015,063         967,150
 Overhaul (note 10)                                   (478,002)    2,721,823              --
 Rent (note 5)                                          25,774        47,223          47,023
 Management fee (note 7)                               509,810       292,693         337,992
 Insurance                                             527,229       541,759         600,983
 Depreciation                                        3,824,898     3,551,713       3,560,896
 Amortization of financing costs                       743,264       730,565         734,053
 Amortization of fuel costs                          4,137,858     4,137,412       4,138,681
 Utilities                                             686,497       559,768         107,639
 Property tax                                          278,065       224,886          95,933
 Other                                                 405,782       295,753         473,353
                                                   -----------   -----------     -----------
     Total operating expenses                       14,699,710    18,553,565      13,511,418
                                                   -----------   -----------     -----------
     Income from operations                         17,163,579    13,931,410      12,639,842
                                                   -----------   -----------     -----------
Other income (expense):
 Interest expense (note 9)                         (17,353,347)  (17,512,465)    (17,200,112)
 Interest income                                       679,555       646,462         728,454
 Other expense, net (note 8)                          (355,696)     (796,615)       (848,361
                                                   -----------   -----------     -----------
     Total other expense                           (17,029,488)  (17,662,618)    (17,320,019)
                                                   -----------   -----------     -----------
     Net income (loss)                            $    134,091    (3,731,208)     (4,680,177)
                                                   -----------   -----------     -----------
                                                   -----------   -----------     -----------
See accompanying notes to financial statements.


                         KAMINE/BESICORP SYRACUSE L.P.
                       Statements of Partners' Deficiency
                  Years ended December 31, 1997, 1996 and 1995

                                                    General      Limited         Total
                                                    partners     partners


Partners' deficiency at December 31, 1994         $  (394,110)    (367,167)      (761,277)
Net loss (note 2)                                  (2,420,354)  (2,259,823)    (4,680,177)
Partners' distributions (note 2)                     (159,384)    (148,811)      (308,195)
                                                   ----------   ----------     ----------

Partners' deficiency at December 31, 1995          (2,973,848)  (2,775,801)    (5,749,649)

Net loss (note 2)                                  (1,929,594)  (1,801,614)    (3,731,208)
Partners' distributions (note 2)                      (65,913)     (62,097)      (128,010)
                                                   ----------   ----------     ----------
Partners' deficiency at December 31, 1996          (4,969,355)  (4,639,512)    (9,608,867)

Net income (note 2)                                    69,345       64,746        134,091
Partners' distributions (note 2)                     (224,798)    (209,889)      (434,687)
                                                   ----------   ----------     ----------
Partners' deficiency at December 31, 1997         $(5,124,808)  (4,784,655)    (9,909,463)
                                                   ----------   ----------     ----------
                                                   ----------   ----------     ----------
See accompanying notes to financial statements.


                         KAMINE/BESICORP SYRACUSE L.P.
                            Statements of Cash Flows
                  Years ended December 31, 1997, 1996 and 1995

                                                                1997        1996           1995

Cash flows from operating activities:
 Net income (loss)                                          $   134,091  (3,731,208)     (4,680,177)
 Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
     Depreciation                                             3,824,898   3,551,713       3,560,896
     Amortization of deferred fuel costs                      4,137,858   4,137,412       4,138,681
     Amortization of financing costs                            743,264     730,565         734,053
     Changes in operating assets and liabilities:
       Decrease (increase) in accounts receivable               481,701  (1,005,227)        320,312
       (Increase) decrease in other receivables                (194,814)     34,592       3,232,484
       Decrease in prepaid expenses and other current
          assets                                                 51,987     578,098       1,240,534
       Decrease in other assets                                  29,590      47,224         118,797
       Increase in escrow accounts                           (1,339,909) (3,585,751)     (4,777,705)
       (Decrease) increase in accounts payable and other
          accrued expenses                                   (2,601,111)  2,458,218     (10,902,920)
       (Increase) decrease in due to related parties             34,726        (599)       (284,480)
                                                             ----------  ----------     -----------
          Net cash provided by (used in) operating
           activities                                         5,302,281   3,215,037      (7,299,525)
                                                             ----------- ------------   -------------
Cash flows from investing activities - construction and
  purchase of plant and equipment, net of amounts payable    (2,824,134) (1,722,750)     (4,670,988)
                                                             ----------  ----------     -----------

Cash flows from financing activities:
 Proceeds from loans payable                                  4,816,506   2,739,100      37,700.000
 Payments on loans payable                                   (6,633,830) (6,495,000)     (1,323,000)
 Payments on loan payable - bank                                     --          --     (24,500,000)
 Partners' distributions                                       (434,687)   (128,010)       (308,195)
 Increase in deferred financing costs                                --          --         (58,014)
                                                             ----------  ----------     -----------
          Net cash (used in) provided by financing
           activities                                        (2,252,011) (3,883,910)     11,510,791
                                                             ----------- ------------   -----------

          Net increase (decrease) in cash                       226,136  (2,391,623)       (459,722)
Cash at beginning of year                                     4,087,855   6,479,478       6,939,200
                                                             ----------  ----------     -----------

Cash at end of year                                         $ 4,313,991   4,087,855       6,479,478
                                                             ----------  ----------     -----------
                                                             ----------  ----------     -----------
Supplemental disclosure of cash flow information - cash
 paid during the year for interest                          $17,413,010  17,625,385      16,397,809
                                                             ----------  ----------     -----------
                                                             ----------  ----------     -----------
See accompanying notes to financial statements.


                         KAMINE/BESICORP SYRACUSE L.P.

                         Notes to Financial Statements

                           December 31, 1997 and 1996

(1) Organization and Summary of Significant Accounting Policies

Organization

Kamine/Besicorp Syracuse L.P. (the Partnership) is a Delaware limited partnership formed on August 4, 1989. The Partnership was organized for the purpose of constructing, owning and operating a 79.9-megawatt cogeneration facility (the Facility) on premises leased from Hanlin Group, Inc. (Hanlin) near Syracuse, New York. The Facility is operated as a PURPA qualifying cogeneration facility using natural gas as the primary source of fuel.

The general partners of the Partnership are Kamine Syracuse Cogen Co., Inc. (KS Cogen) and Beta Syracuse, Inc. (Beta) (a subsidiary of Besicorp Group, Inc.), which retained an initial 16% and 50% interest in the Partnership, respectively. Kamine Development Corp. (KDC) is a limited partner with an initial 34% interest in the Partnership. On November 9, 1992, the partnership agreement was amended whereby KS Cogen, Beta, KDC and Ansaldo North America, Inc. (Ansaldo), a limited partner, retain interests of 16%, 35.715%, 19.715% and 28.57%, respectively.

The Partnership commenced commercial operations as of February 26, 1994. Sales to Niagara Mohawk Power Corporation (NIMO) approximated 99%, 98% and 99% of total revenues in 1997, 1996 and 1995, respectively.

Summary of Significant Accounting Policies

Plant and Equipment

Plant and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs which do not enhance the value or increase the basic productive capacity of the asset are charged to operations as incurred. Depreciation of assets was computed on a straight-line basis over their useful lives of 25 years, commencing on the date the Facility was placed into service.

Effective November 3, 1994, the Partnership extended the estimated useful life of the Facility to 35 years as a result of the amended and restated Power Purchase Agreement (PPA) (see note 6).

All costs of the Partnership during the construction period were capitalized to the Facility unless they specifically related to organization and start-up costs, the costs of obtaining financing, the costs of obtaining fuel commitments, or general operating expenses. Construction costs included direct materials and labor costs, purchase of equipment and those indirect costs related thereto. Interest costs during construction were capitalized. Construction costs incurred but not yet paid are classified as either accounts payable, accrued expenses or retainage payable.

Deferred Financing Costs

All costs associated with the financing of the Facility are deferred and amortized over the life of the permanent financing.

(1), Continued

Deferred Fuel Costs

Costs associated with obtaining the commitment of natural gas supplies for the Facility are deferred and amortized over the life of the gas supply contract.

The cost associated with modifying the fuel arrangements through January 1, 2001 (see note 6) to accommodate the revised PPA terms is deferred and amortized during the period from November 1, 1994 (the date the modifications became effective) through December 31, 2000.

Revenue Recognition

Revenues are recognized as earned.

Income Taxes

Income taxes have not been provided since the Partnership is not a taxable entity. The partners report their share of the Partnership's taxable income or loss on their respective income tax returns.

Fuel Sales

Sales of fuel and transportation associated with excess natural gas pipeline capacity purchased by the Partnership to support peak fuel requirements have been treated as a reduction to fuel expense. Total sales related to the disposition of such excess capacity in 1997, 1996 and 1995 amounted to $296,150, $450,786 and $150,721, respectively.

Financial Instruments

The carrying values of the Partnership's financial instruments at December 31, 1997 approximate their estimated fair value. The carrying amounts of accounts receivable, accounts payable, accrued expenses and other current liabilities approximate fair value due to the short-term maturity of such instruments. Management believes that the carrying amount of loans payable approximates fair value based on rates that would be offered to the Partnership for loans with similar maturities and characteristics.

The Partnership has entered into interest rate swap and interest rate cap agreements to manage its interest rate risk. These transactions are entered into with notional amounts scheduled to be consistent with expected outstanding balances associated with loan agreements. The net interest differential, including premiums paid or received, if any, on interest rate swaps and interest rate caps, is recognized on an accrual basis and is recorded as a part of interest expense.

The counterparty to the interest rate swap and interest rate cap agreements is a major financial institution. Credit loss from counterparty nonperformance is not anticipated.



(1), Continued

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Partnership adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as of January 1, 1996. The statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. Adoption of this statement did not have an impact on the Partnership's financial position or results of operations.

Use of Estimates

In conformity with generally accepted accounting principles, management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and revenues and expenses and the disclosure of contingent assets and liabilities in preparing the accompanying financial statements. Actual results could differ from those estimates.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Risks and Uncertainties

The Partnership is principally engaged in a single line of business, the production and sale of electric power to one customer, NIMO.

The regulated investor-owned utility industry is currently subject to considerable market pressures and changes in the federal and state regulatory environment in which it operates. These pressures are resulting in industry consolidation and pressure to disaggregate electric generation, transmission and distribution assets and to adjust cost structures to meet market conditions. The utility to which the Partnership sells its power, NIMO, made a filing on October 10, 1995 to the Public Service Commission of the State of New York (the Commission) setting forth numerous restructuring proposals, including a significant reduction in the price for power purchased from independent power producers currently under contract with NIMO. NIMO stated in such filing that its financial viability is threatened. In early 1996, NIMO suspended payment of dividends on its common stock. On August 1, 1996, NIMO proposed to buy out 44 independent power contracts in exchange for a combination of cash and

(1), Continued

securities. An agreement in principle was announced on March 10, 1997 whereby NIMO would restructure or terminate the power contracts for combinations of cash and/or debt securities, common stock and new agreements. On July 10, 1997, NIMO announced that a master restructuring agreement was signed with respect to 29 independent power contracts including the one held by the partnership. On September 25, 1997, NIMO announced that it had reached an agreement in principle with the staff of the New York Department of Public Service on a rate and restructuring plan (including recommended approval of the master restructuring agreement). After a series of hearings and testimony by interested parties, on December 29, 1997 the assigned Administrative Law Judge recommended approval of the rate and restructuring plan with some modifications. On February 24, 1998, the Commission approved the master restructuring agreement. Any restructuring remains subject to the approval of third parties for both the Partnership and NIMO and there is no assurance that a restructuring will be completed or that changes will not occur. The outcome of the industry trends, regulatory changes, the NIMO negotiations and NIMO's financial viability cannot presently be determined.

Cash Held in Escrow

The Partnership has established three long-term escrow accounts. These accounts are principally for major maintenance payments and debt payment reserves. The security agent is Deutsche Bank AG, New York Branch (Deutsche Bank AG).

Reclassifications

Certain items in the 1996 and 1995 financial statements have been reclassified to conform with the 1997 presentation.

(2)  Allocation of Income, Losses and Cash Distributions

A separate capital account has been established and maintained for each partner. Each such account is (a) increased by the amount of such partner's capital contributions, any profits and items of income and gain allocated to such partner, and any increase in such partner's share of the liabilities of the Partnership and the amount of partnership liabilities assumed by the partner; and (b) decreased by the amount of cash and the fair market value of any partnership assets distributed to such partner, the amount of losses allocated to such partner, and any decrease in such partner's share of the liabilities of the Partnership and the amount of any partner liabilities assumed by the Partnership (subject to certain provisions).

Profits and losses for any calendar year or portion of such year shall be allocated among the partners in proportion to their percentage ownership interests. Net cash flow, as defined, for each quarter shall be distributed to the partners in accordance with their percentage ownership interests.

(2), Continued

In addition, amounts required for payment of New York State franchise taxes by the partners, based upon a rate of each partner's pro rata share of partnership revenues pursuant to Article 9, Section 186 of the New York State Tax Code, are distributed to the partners when tax payments are due. All partners' distributions in 1996 and 1995 were for payment of such taxes. All partners' distributions in 1997 were for payment of such taxes as well as net cash distributions.

The partners have a deficiency in their partners' capital account balance as a result of distributions as well as their proportionate share of net loss. Management anticipates that the deficiencies in the partners' capital account balance will reverse in subsequent years.

(3)  Plant and Equipment

The Facility was constructed under the terms of a turnkey fixed price Engineering, Procurement and Construction (EPC) Contract by Ansaldo.

Plant and equipment at December 31, 1997 and 1996 includes $10,958,087 of capitalized interest.

(4)  Financing

The Partnership entered into agreements with SV Syracuse, Inc. (SVS) and Ansaldo on January 22, 1992 whereby SVS and Ansaldo agreed to provide interim financing of up to $15,000,000 and $5,000,000, respectively, for the development and construction of the Facility until other financing for the construction and completion of the Facility could be obtained.

On November 9, 1992, the Partnership converted the interim loans to term loans and entered into subordinated financing agreements with SVS and Ansaldo in the amounts of $15,000,000 and $5,000,000, respectively, as contemplated in the interim loan agreements. Each of the subordinated financing agreements provides for interest to be charged at the LIBOR rate, as defined, plus a range of 5.4% to 7.875%, payable quarterly (13.6875% at December 31, 1997). Principal payments are not required to begin until 2003, at which time quarterly payments will begin and continue until October 31, 2008, each agreement's maturity date. SVS was awarded a 12.5% share of the net cash flow generated, as defined, by the Facility, and Ansaldo was awarded its 28.57% limited partner interest as additional compensation for providing financial support for the Facility.

As of November 9, 1992, the Partnership entered into a financing agreement with Deutsche Bank AG, as agent, and four other banks (the Banks) whereby the Banks agreed to provide construction financing not to exceed $111,800,000. The construction financing bore interest at the base rate, as defined, plus 1.1%, or at the LIBOR rate, as defined, plus 1.9%, as determined at the option of the Partnership, with a maturity date of no later than April 20, 1994. Subject to conditions set forth in the financing agreement, the Banks, at the

(4), Continued

request of the Partnership, converted the construction financing into a term loan not to exceed $114,300,000. The term loan bears interest at the base rate, as defined, plus a range of 1.5% to 1.625%, or at the LIBOR rate, as defined, plus a range of 2.25% to 2.375%, as determined at the option of the Partnership (8.1875% at December 31, 1997), with a maturity date of no later than October 31, 2008. Principal payments are made quarterly, over a 15-year period. The Banks have been granted a first priority security interest in the Facility and other collateral.

As of October 20, 1994, the financing agreement was amended and restated to increase the construction financing and term loan commitment by $15,000,000 in conjunction with conversion to the revised PPA terms (see note 6). Loan terms are the same as for the original financing.

In addition to the above-mentioned financing arrangements, the Banks agreed to provide a working capital loan, not to exceed $2,500,000, until the term loan maturity date. The Partnership is required to repay the aggregate unpaid principal amount at least once each fiscal quarter. The working capital loan bears interest at the base rate, as defined, plus a range of 1.5% to 1.625%. There are no outstanding borrowings under this agreement as of December 31, 1997 and 1996. The Banks also agreed to provide letters of credit not to exceed $5,800,000. At December 31, 1997 letters of credit totaling $431,132 are outstanding.

On November 3, 1994, Key Bank of New York loaned $24,500,000 to the Partnership for use in making the payment to Norcen Energy Resources Limited (Norcen), formerly North Canadian Marketing (see note 6), pursuant to the Second Amendment to the Gas Purchase Agreement. The loan was repaid on December 29, 1995 with the proceeds received from a $24,500,000 LC Loan Facility (LC Loan) from Deutsche Bank AG ($28,531,776 was outstanding at December 31, 1997, the increase to the principal balance represents accrued but unpaid interest). Interest on the LC Loan is equal to LIBOR plus 3.0% (8.8125% at December 31, 1997). Commencing on December 31, 1996 and each successive year thereafter, the interest rate increases by .25% per annum. Until the LC Loan is repaid in full, 80% of the monies otherwise available to equity and cash flow holders will be utilized for repayment of the LC Loan. In addition, when the LC Loan is paid in full and the LC Loan of the Partnership's affiliate, Kamine/Besicorp Beaver Falls L.P. (KBF), remains unpaid, 80% of the monies that would be available to the Partnership's equity and cash flow holders will be loaned to KBF to repay its obligation.

On November 30, 1992, the Partnership entered into agreements with the Onondaga County Industrial Development Agency (IDA) for loans in the amounts of $150,000 and $300,000. These notes represent a deferral of IDA fees that were due at construction loan closing. The loans were made to assist the Facility in making payment of property taxes due. The $150,000 loan is non-interest bearing and is payable in annual installments of $15,000 commencing December 1, 1993 through December 1, 2002. The $300,000 loan bears an interest rate of 6% through November 30, 1997 and 5.82% thereafter, with principal payments scheduled April 1, 1994 through January 1, 2003.

(4), Continued

The total scheduled amounts of loans payable due during each of the next five years are as follows:


1998                                $36,338,526
1999                                  7,818,000
2000                                  9,111,000
2001                                  9,111,000
2002                                 10,533,300
                                     ----------
                                     ----------



As of November 9, 1992, the Partnership conveyed ownership of the Facility to the IDA. The tax-exempt status of the IDA has caused payment of a fee to the IDA upon its issuance of a mortgage bond in lieu of mortgage recording taxes and exempts the Facility from all sales taxes during the construction of the Facility and from property taxes during IDA ownership. Payments in lieu of real property taxes have been made to the IDA beginning on June 30, 1995. Payments are calculated based on a specified annual payment and percentage of gross steam and net electric revenues, as defined. The IDA has appointed the Partnership as its agent and will convey the Facility to the Partnership in accordance with an installment sale agreement, with the conveyance expected to be on December 31, 2014.

(5)  Lease of Land

The Facility is located on a parcel of land leased to the Partnership from Hanlin for a term of 48 years starting February 15, 1991 through February 14, 2039. The Partnership paid rent of $600 per annum for the period February 15, 1991 to February 15, 1993, after which the Partnership pays rent of $45,000 per annum. The lease provides for adjustments related to the consumer price index after December 31, 1991.

(6)  Commitments

An affiliate of the Partnership entered into a PPA with NIMO dated as of December 4, 1987 with amendments dated August 25, 1989 and October 19, 1990 with approval by the Commission on various dates through November 21, 1990. There was a subsequent amendment on September 26, 1991 which did not require the approval of the Commission. The PPA was assigned to the Partnership on November 1, 1991. NIMO agreed to purchase all electricity generated by the Facility for a term of 25 years from the date of commercial operation.

An amendment to the PPA was entered into as of January 4, 1994 and became effective on November 3, 1994 (Commencement Date). The amendment requires NIMO to purchase electricity generated by the Facility for 35 years from the Commencement Date. In

(6), Continued

addition, during the period through January 1, 2001, the Facility is expected to be on standby availability and will not generate electricity except in the case of certain requirements or if NIMO elects to restart the Facility at an earlier date. The Partnership is to receive annual capacity payments from NIMO which will be more than sufficient to cover debt service and fixed costs during the standby availability period. Also, the Partnership became obligated to pay NIMO $336,000 for commencing the PPA after August 4, 1994.

The Partnership entered into an Energy Service Agreement (ESA) with the New York State Fair and the Industrial Exhibit Authority dated as of August 6, 1991. The New York State Fair and the Industrial Exhibit Authority will purchase thermal energy from the Facility at a price set forth in and adjusted pursuant to the ESA which shall be 8.5% of the rental revenues for each building that benefits from the delivery of thermal energy during those periods of time that energy services are taken (excluding any revenues derived from the New York State
Fair).

The Partnership entered into a Peak Shaving Agreement with NIMO as of May 28, 1993. Under this agreement, NIMO can take the Partnership's contracted natural gas, subject to defined limitations, for up to 35 days from every November 15 to April 16 of the following year. As compensation, the Partnership receives a fee of $.25 to $.75 per decatherm of gas plus the cost of alternate fuel or the cost of the gas. Revenues realized pursuant to this agreement were $215,112 in 1996. There were no revenues realized pursuant to this agreement in 1997 or 1995.

The Partnership entered into an Operation and Maintenance Agreement (O&M) with Stewart and Stevenson Operations, Inc. (Operator) dated as of June 17, 1992. Under the O&M, the Operator will operate and maintain the Facility for two successive six-year terms unless six months' prior notice is given by the Partnership to the Operator. The O&M was amended and restated to conform with the plan for operations associated with the amended and restated PPA. While the Facility is on standby availability, compensation includes a fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year plus (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) for the Operator's labor fee; both amounts are subject to escalation by the Employment Cost Index (ECI). When the Facility is operating, the fee will change to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year subject to escalation for ECI plus reimbursable costs. Major facility overhauls, as defined, will be performed under the direction of the Operator, with costs of the overhaul to be borne by the Partnership. The Partnership is required to establish and fund a reserve account for major facility overhaul costs.

The Partnership has entered into various contracts for the supply and transportation of natural gas to the project. Natural gas will be supplied by Norcen. Transportation of natural gas by pipelines will be by TransCanada Pipelines Limited (TCPL) from a point near the border between Saskatchewan and Alberta, Canada to Chippewa, Ontario; by Empire State Pipeline Company to Syracuse; and by NIMO to the Facility.

(6), Continued

The natural gas supply and transportation contracts became effective on November 1, 1993 based on the estimated completion date for the Facility and the gas industry standard of contract years beginning on November 1. This caused the Partnership to become responsible for fixed costs associated with these contracts, which the Partnership attempted to minimize through sales of natural gas to third parties utilizing the Partnership's contractual arrangements.

In 1994, the gas supply agreement with Norcen was amended to suspend the Partnership's obligation to purchase gas until January 1, 2001 and to assign the Partnership's contracted pipeline space on TCPL to Norcen. In connection with the amended agreement, the Partnership paid Norcen $24,500,000. The unamortized cost is included in deferred fuel cost at December 31, 1997.

The Partnership entered into an EPC Contract Settlement Agreement with Ansaldo as of May 22, 1995. It fixed the net payment obligation to Ansaldo with respect to all remaining work, claims, amounts due under the Commercial Operations Agreement and any other amounts associated with the EPC Contract. As of December 31, 1997 and 1996, $0 and $45,750, respectively, is due to Ansaldo under this settlement.

(7)  Related-party Transactions

Additional development fee amounts of $5,000,000 were earned by the developers on the permanent financing closing date based on the unspent amount of the construction loan commitment after payment of all project costs. Of this amount $2,500,000 was payable to these related parties at December 31, 1997.

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In addition to their respective shares of partnership cash flow, the general partners and/or their affiliates will receive a management fee per annum, as defined, and an operation and maintenance management fee per annum, as defined (both adjusted for inflation). The management fees for 1997, 1996 and 1995 were $509,810, $292,693 and $337,992, respectively, of which a portion thereof is unpaid and included in amounts due to related parties at December 31, 1997, 1996 and 1995.

(8)  Other Income

The Partnership entered into a Commercial Operations Agreement (the Agreement) as of March 8, 1994 with Ansaldo. The Agreement required Ansaldo to pay the Partnership a penalty for the aggregate amount of the difference between actual electric revenues and fuel costs (gross margin) and projected gross margin, as defined in the Agreement, and certain other payments during the period from commencement of commercial operations to the date of operational acceptance under the construction contract. Included in other income for the year ended December 31, 1995 are penalties of $21,159.

(9)  Derivative Financial Instruments Held - Other Than Trading

On December 31, 1992, the Partnership entered into an interest rate swap agreement effective from November 1, 1993 through October 31, 2008 whereby floating rate debt (senior debt) based on LIBOR plus a range of 2.25% to 2.375% over the scheduled life of the debt has been effectively converted to fixed rate debt of 7.745% plus a range of 2.25% to 2.375%. In 1997, 1996 and 1995, this contract resulted in interest charges of $2,154,558, $2,438,102 and $1,970,529, respectively, for the excess of the fixed rate over the variable rate. The notional principal amount at December 31, 1997 and 1996 is $101,738,000 and $107,328,000, respectively. The fair value of the Partnership's future payment obligation over the remaining life of the agreement is estimated to be approximately $11,100,000, based on discounted cash flows using current interest rates.

On December 1, 1992, the Partnership also entered into an interest rate cap agreement effective from October 29, 1993 through October 31, 2008 whereby floating rate debt (subordinated loans) based on LIBOR plus a range of 7.75% to 7.875% was limited to a rate of no higher than 8.7% plus a range of 7.75% to 7.875%. In 1997 and 1996, $370,091 and $389,191, respectively, of costs resulted from this contract. No costs resulted from this contract in 1995. The cost of this agreement will be realized as a .35% premium on the previously described interest rate swap agreement from November 1, 1995 through October 31, 2008. The notional principal amount is $20,000,000 at December 31, 1997 and 1996. The fair value of the Partnership's future payment obligation over the remaining life of the agreement is estimated to be approximately $1,700,000, based on discounted cash flows using current interest rates.

(10) Overhaul expense

The facility underwent a major overhaul during 1996. Significant expenses were incurred related to the disassembly of the turbine, destacking of the rotor and the inspection, refurbishment and repair of all the facility's components. During 1997, the Partnership recovered $500,000 from the construction contractor for the costs incurred during 1996. This amount was recorded as a reduction to overhaul expense in 1997.

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